Copa Holdings Announces Monthly Traffic Statistics For October 2014

PANAMA CITY, Nov. 17, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for October 2014:

Operating Data	October	October	% Change	YTD	YTD	% Change
	2014	2013	(YOY)	2014	2013	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,775.1	1,598.0	11.1%	17,154.7	15,678.1	9.4%
RPM (mm) (2)	1,330.9	1,187.9	12.0%	13,208.2	11,995.7	10.1%
Load Factor (3)	75.0%	74.3%	0.6p.p.	77.0%	76.5%	0.5p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of October 2014, Copa Holdings' system-wide passenger traffic (RPM) increased 12.0% year over year, while capacity increased 11.1%. As a result, system load factor for October 2014 was 75.0%, a 0.6 percentage point increase when compared to October 2013.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 69 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Rafael Arias – Panama
Director-Investor Relations
(507) 304-2431